Form U-13-60
               Mutual and Subsidiary Service Companies
                       Revised February 7, 1980


                            ANNUAL REPORT

                            FOR THE PERIOD

      Beginning January 1, 2002 and ending December 31, 2002
                ---------------            -----------------

                                TO THE

               U.S. SECURITIES AND EXCHANGE COMMISSION

                                  OF

              North Atlantic Energy Service Corporation
              -----------------------------------------

                     A Subsidiary Service Company
                       ----------


               Date of Incorporation:  April 1, 1992
                                       -------------

State or Sovereign Power under which Incorporated or Organized:  New Hampshire
                                                                 -------------

        Location of Principal Executive Offices of Reporting Company:

                 Route 1, Lafayette Rd., Seabrook, NH, 03874
                 -------------------------------------------



  Name, title and address of officer to whom correspondence concerning this report should be addressed:

 John P. Stack    V.P. & Controller   P.O. Box 270, Hartford, Ct. 06141-0270
 ---------------------------------------------------------------------------


Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                            Northeast Utilities
                            -------------------





                      INSTRUCTIONS FOR USE ON FORM U-13-60


1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted on the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or hundreds thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X (Section 210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Companies, Public Utility Holding Company Act of 1935, as amended by February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.



                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                  ---------------------------------------------

Description of Schedules and Accounts              Schedule or Acct. No.      Page No.
-------------------------------------              ---------------------      --------
COMPARATIVE BALANCE SHEET                          Schedule I                   4-5

SERVICE COMPANY PROPERTY                           Schedule II                  6-7

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY                    Schedule III                  8

INVESTMENTS                                        Schedule IV                   9

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES       Schedule V                   10

FUEL STOCK EXPENSES UNDISTRIBUTED                  Schedule VI                  11

STORES EXPENSE UNDISTRIBUTED                       Schedule VII                 12

MISCELLANEOUS CURRENT AND ACCRUED ASSETS           Schedule VIII                13

MISCELLANEOUS DEFERRED DEBITS                      Schedule IX                  14

RESEARCH, DEVELOPMENT, OR DEMONSTRATION
EXPENDITURES                                       Schedule X                   15

PROPRIETARY CAPITAL                                Schedule XI                  16

LONG-TERM DEBT                                     Schedule XII                 17

CURRENT AND ACCRUED LIABILITIES                    Schedule XIII                18

NOTES TO FINANCIAL STATEMENTS                      Schedule XIV                 19

COMPARATIVE INCOME STATEMENT                       Schedule XV                  20

ANALYSIS OF BILLING - ASSOCIATE COMPANIES          Account 457                  21

ANALYSIS OF BILLING - NONASSOCIATE COMPANIES       Account 458                  22

ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND
   NONASSOCIATE COMPANIES                          Schedule XVI                 23

SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
   FUNCTION                                        Schedule XVII               24-25

DEPARTMENTAL ANALYSIS OF SALARIES                  Account 920                  26

OUTSIDE SERVICES EMPLOYED                          Account 923                  27

EMPLOYEE PENSIONS AND BENEFITS                     Account 926                  28

GENERAL ADVERTISING EXPENSES                       Account 930.1                29

MISCELLANEOUS GENERAL EXPENSES                     Account 930.2                30

RENTS                                              Account 931                  31

TAXES OTHER THAN INCOME TAXES                      Account 408                  32

DONATIONS                                          Account 426.1                33

OTHER DEDUCTIONS                                   Account 426.5                34

NOTES TO STATEMENT OF INCOME                       Schedule XVIII               35


                LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                --------------------------------------------

Description of Reports or Statements                                          Page No.
------------------------------------                                          --------
ORGANIZATION CHART                                                              36

METHODS OF ALLOCATION                                                           37

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                      38

SIGNATURE PAGE                                                                  39



                        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                 SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.

 ---------------------------------------------------------------------------------------------------------
 ACCOUNT                      ASSETS AND OTHER DEBITS                         AS OF DECEMBER 31
 ---------------------------------------------------------------------------------------------------------
                                                                              2002        2001
          SERVICE COMPANY PROPERTY                                         (Thousands of Dollars)
          ------------------------
 101      Service company property (Schedule II)                             $  -        $  -
 107      Construction work in progress (Schedule II)                           -           -
                                                                             -------     -------
              Total Property                                                    -           -
                                                                             -------     -------
 108      Less accumulated provision for depreciation and
          amortization of service company property (Schedule III)               -           -
                                                                             -------     -------
              Net Service Company Property                                      -           -
                                                                             -------     -------
          INVESTMENTS
          -----------
 123      Investments in associate companies (Schedule IV)                      -           -
 124      Other investments (Schedule IV)                                       -           -
                                                                             -------     -------
              Total Investments                                                 -           -
                                                                             -------     -------
          CURRENT AND ACCRUED ASSETS
          --------------------------
 131      Cash                                                                 2,088       2,187
 134      Special deposits                                                      -           -
 135      Working funds                                                         -           -
 136      Temporary cash investments (Schedule IV)                            10,542          17
 141      Notes receivable                                                      -           -
 143      Accounts receivable                                                 14,865      27,245
 144      Accumulated provision of uncollectible accounts                       -           -
 146      Accounts receivable from associate companies (Schedule V)             -             43
 152      Fuel stock expenses undistributed (Schedule VI)                       -           -
 154      Materials and supplies                                                -           -
 163      Stores expense undistributed (Schedule VII)                             74          13
 165      Prepayments                                                          1,630       1,082
 174      Miscellaneous current and accrued assets (Schedule VIII)              -           -
                                                                             -------     -------
              Total Current and Accrued Assets                                29,199      30,587
                                                                             -------     -------
          DEFERRED DEBITS
          ---------------
 181      Unamortized debt expense                                              -           -
 184      Clearing accounts                                                     -           -
 186      Miscellaneous deferred debits (Schedule IX)                          6,421      38,370
 188      Research, development, or demonstration
          expenditures (Schedule X)                                             -           -
 189      Unamortized loss on reacquired debt                                   -           -
 190      Accumulated deferred income taxes                                    5,256         353
                                                                             -------     -------
              Total Deferred Debits                                           11,677      38,723
                                                                             -------     -------
              TOTAL ASSETS AND OTHER DEBITS                                  $40,876     $69,310
                                                                             =======     =======


                        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                 SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.

 ---------------------------------------------------------------------------------------------------------
 ACCOUNT                LIABILITIES AND PROPRIETARY CAPITAL                   AS OF DECEMBER 31
 ---------------------------------------------------------------------------------------------------------
                                                                              2001        2000
          PROPRIETARY CAPITAL                                              (Thousands of Dollars)
          -------------------
 201      Common stock issued  (Schedule XI)                                 $     1     $     1
 211      Miscellaneous paid-in-capital (Schedule XI)                              9           9
 215      Appropriated retained earnings (Schedule XI)                          -           -
 216      Unappropriated retained earnings (Schedule XI)                           4           4
                                                                             -------     -------
              Total Proprietary Capital                                           14          14
                                                                             --------    -------
          LONG-TERM DEBT
          --------------
 223      Advances from associate companies (Schedule XII)                      -           -
 224      Other long-term debt (Schedule XII)                                   -           -
 225      Unamortized premium on long-term debt                                 -           -
 226      Unamortized discount on long-term debt-debit                          -           -
                                                                             --------    -------
              Total Long-Term Debt                                              -           -
                                                                             --------    -------

          CURRENT AND ACCRUED LIABILITIES
          -------------------------------
 231      Notes payable                                                         -           -
 232      Accounts payable                                                     5,287      15,718
 233      Notes payable to associate companies (Schedule XIII)                  -           -
 234      Accounts payable to associate companies (Schedule XIII)              2,011       6,103
 236      Taxes accrued                                                        5,123        -
 237      Interest accrued                                                      -           -
 238      Dividends declared                                                    -           -
 241      Tax collections payable                                               -           -
 242      Miscellaneous current and accrued
          liabilities (Schedule XIII)                                         18,904      43,271
                                                                             -------     -------
              Total Current and Accrued Liabilities                           31,325      65,092
                                                                             -------     -------
          DEFERRED CREDITS
          ----------------
 253      Other deferred credits                                               9,537       4,204
 255      Accumulated deferred investment tax credits                            -           -
                                                                             -------     -------
              Total Deferred Credits                                           9,537       4,204
                                                                             --------    -------
 282      ACCUMULATED DEFERRED INCOME TAXES                                     -           -
          ---------------------------------                                  --------    -------

          TOTAL LIABILITIES AND PROPRIETARY CAPITAL                          $40,876     $69,310
                                                                             =======     =======


                        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                  For the Year Ended December 31, 2002

                                 SCHEDULE II - SERVICE COMPANY PROPERTY

---------------------------------------------------------------------------------------------------
                                       BALANCE AT             RETIREMENTS                 BALANCE
                                       BEGINNING                  OR         OTHER        AT CLOSE
                 DESCRIPTION            OF YEAR    ADDITIONS     SALES     CHANGES(1)     OF YEAR
---------------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
ACCOUNT
-------
  301   ORGANIZATION
  303   MISCELLANEOUS INTANGIBLE PLANT
  304   LAND AND LAND RIGHTS
  305   STRUCTURES AND IMPROVEMENTS
  306   LEASEHOLD IMPROVEMENTS
  307   EQUIPMENT (2)
  308   OFFICE FURNITURE AND EQUIPMENT                           NONE
  309   AUTOMOBILES, OTHER VEHICLES
        AND RELATED GARAGE EQUIPMENT
  310   AIRCRAFT AND AIRPORT EQUIPMENT
  311   OTHER SERVICE COMPANY
          PROPERTY (3)

---------------------------------------------------------------------------------------------------
    (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

        NONE

    (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
        SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
        THE BALANCE AT THE CLOSE OF THE YEAR:

---------------------------------------------------------------------------------------------------
        SUBACCOUNT DESCRIPTION                             ADDITIONS                  OF YEAR
---------------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)

                     NONE

---------------------------------------------------------------------------------------------------
    (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

                     NONE


                        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                   For the Year Ended December 31, 2002

                                               SCHEDULE III

                                ACCUMULATED PROVISION FOR DEPRECIATION AND
                                 AMORTIZATION OF SERVICE COMPANY PROPERTY
                                ------------------------------------------

--------------------------------------------------------------------------------------------------
                                                    ADDITIONS                 OTHER
                                        BALANCE AT   CHARGED                 CHANGES     BALANCE
                                        BEGINNING      TO                      ADD       AT CLOSE
                 DESCRIPTION             OF YEAR    ACCT 403   RETIREMENTS  (DEDUCT)1/   OF YEAR
--------------------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
ACCOUNT
-------
  301   ORGANIZATION
  303   MISCELLANEOUS INTANGIBLE PLANT
  304   LAND AND LAND RIGHTS
  305   STRUCTURES AND IMPROVEMENTS
  306   LEASEHOLD IMPROVEMENTS
  307   EQUIPMENT
  308   OFFICE FURNITURE AND FIXTURES                             NONE
  309   AUTOMOBILES, OTHER VEHICLES
        AND RELATED GARAGE EQUIPMENT
  310   AIRCRAFT AND AIRPORT EQUIPMENT
  311   OTHER SERVICE COMPANY
        PROPERTY

        AMORTIZATION OF SERVICE COMPANY
        PROPERTY

--------------------------------------------------------------------------------------------------
    (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                        NONE


           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 2002

                              SCHEDULE IV - INVESTMENTS


INSTRUCTIONS:  Complete the following schedule concerning investments.  Under
               Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

------------------------------------------------------------------------------------------
                                                               BALANCE AT      BALANCE AT
                                                                BEGINNING        CLOSE
                       DESCRIPTION                               OF YEAR        OF YEAR
------------------------------------------------------------------------------------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                   $    -         $  -

ACCOUNT 124 - OTHER INVESTMENTS                                        -            -

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
               Fidelity Institute Tax Exempt Cash Portfolio            13             13
               Citizens Bank Certificate of Deposit                     4              4
               Provident Institutional Funds                           -          10,525
                                                                  -------        -------
                                          TOTAL                   $    17        $10,542
                                                                  =======        =======


                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                               For the Year Ended December 31, 2002


                   SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

--------------------------------------------------------------------------------------------
                                                                  BALANCE AT    BALANCE AT
                                                                  BEGINNING        CLOSE
                        DESCRIPTION                                OF YEAR        OF YEAR
--------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Northeast Nuclear Energy Company                                 $         1    $      -
North Atlantic Energy Company                                             37           -
Public Service Company of New Hampshire                                    1           -
The Connecticut Light and Power Company                                    4           -
                                                                 -----------    -----------
                                             TOTAL               $        43    $      -
                                                                 ===========    ===========

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

                            NONE



                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                               For the Year Ended December 31, 2002

                         SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

-----------------------------------------------------------------------------------------
              DESCRIPTION                        LABOR      EXPENSES        TOTAL
-----------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                                  NONE
                                              ---------   ----------      ---------
                                                  -            -             -
                                              =========   ==========      =========



                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                            SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-----------------------------------------------------------------------------------------
             DESCRIPTION                                  LABOR     EXPENSES     TOTAL
-----------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED

             Balance at prior year end                    $   11     $    2     $    13

             Amount incurred during the year               2,285        157       2,442

The above stores expenses are billed back to each of the companies listed below:

Associate Companies
             The Connecticut Light & Power Company           (91)        (6)        (97)
             North Atlantic Energy Corporation              (802)       (55)       (857)

Nonassociate Companies                                    (1,336)       (91)     (1,427)
                                                          ------     ------     -------
                               TOTAL                      $   67     $    7     $    74
                                                          ======     ======     =======



                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                                             SCHEDULE VIII

                               MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------------------
                                                               BALANCE AT      BALANCE AT
                                                                BEGINNING        CLOSE
                       DESCRIPTION                               OF YEAR        OF YEAR
------------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS            NONE            NONE
                                                              ------------   -------------
                                                              $    -         $     -
                                                              ============   =============


                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                                            SCHEDULE IX

                                    MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-----------------------------------------------------------------------------------------
                                                             BALANCE AT    BALANCE AT
                                                             BEGINNING       CLOSE
                             DESCRIPTION                      OF YEAR       OF YEAR
-----------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Noncurrent receivable from Joint Owner funding                 $36,632        $6,158
Fairbanks Morse Diesel Settlement                                  350          -
Westinghouse Reactor Coolant Pump Settlement                       266            39
Accounting Treatment Change for Payroll                            209          -
Engineering & Supervision Overheads                                 29            87
Allocable Performance Pay                                           63          -
Account clearing                                                  -               35
Unfunded supplemental executive retirement plan                   -               32
Miscellaneous (2 items for both years)                               1            (8)
Preliminary Engineering for:
               Station Support Building                            581          -
               Third Diesel Generator                              115            30
               CAP System Enhancements                              67          -
               Steam Generator Blowdown                             30            30
               Waste Gas System Mod                                 20          -
               345KV Capacitive Coupler Voltage Transformer       -               18
               Miscellaneous (4 items in 2001)                       7          -
                                                               -------        ------
                                                      TOTAL    $38,370        $6,421
                                                               =======        ======


                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                                            SCHEDULE X

                    RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-----------------------------------------------------------------------------------------
                             DESCRIPTION                                AMOUNT
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES                                NONE
                                                                       ------
                                                                       $  -
                                                                       ======


                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                                               SCHEDULE XI

                                            PROPRIETARY CAPITAL

--------------------------------------------------------------------------------------------------
                                      NUMBER OF   PAR OR STATED   OUTSTANDING CLOSE OF PERIOD
 ACCOUNT                               SHARES        VALUE        -------------------------------
 NUMBER     CLASS OF STOCK           AUTHORIZED     PER SHARE     NO. OF SHARES   TOTAL AMOUNT
--------------------------------------------------------------------------------------------------
                                                                                   (Thousands
                                                                                   of Dollars)
201      COMMON STOCK ISSUED           1,000           $1              1,000           $1
--------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


--------------------------------------------------------------------------------------------------
              DESCRIPTION                                        AMOUNT
--------------------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                        $ 9

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                         -
                                                                   ---
                                                     TOTAL         $ 9
                                                                   ===
--------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
               Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

--------------------------------------------------------------------------------------------------
                                     BALANCE AT    NET INCOME                BALANCE AT
                                      BEGINNING       OR       DIVIDENDS        CLOSE
              DESCRIPTION              OF YEAR      (LOSS)       PAID          OF YEAR
--------------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                    $  4          $ -        $ -            $  4
                                        ----          ----       ----           ----
                              TOTAL     $  4          $ -        $ -            $  4
                                        ====          ====       ====           ====


                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                                            SCHEDULE XII

                                           LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account
               224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-------------------------------------------------------------------------------------------------------------------
                                                                         BALANCE                           BALANCE
                        TERMS OF OBLIG.   DATE                             AT                                AT
                        CLASS & SERIES     OF     INTEREST    AMOUNT    BEGINNING             DEDUCTIONS    CLOSE
NAME OF CREDITOR         OF OBLIGATION  MATURITY    RATE    AUTHORIZED   OF YEAR   ADDITIONS      (1)      OF YEAR
-------------------------------------------------------------------------------------------------------------------
                                                                            (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE
            COMPANIES:                                                               NONE
                                                            =========   =========   ======     ========    =======

ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:


    TOTAL OTHER LONG-TERM DEBT                                                       NONE
                                                            =========   =========   ======     ========    =======


                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                          SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

----------------------------------------------------------------------------------------------
                                                                BALANCE AT     BALANCE AT
                                                                 BEGINNING       CLOSE
                       DESCRIPTION                                OF YEAR       OF YEAR
----------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES
                                                                           NONE
------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities Service Company                                $ 6,073       $ 1,834
Northeast Utilities                                                   -               84
Northeast Generation Service Company                                    14          -
Public Service Company of New Hampshire                                 16            93
                                                                   -------       --------
                                           TOTAL                   $ 6,103       $  2,011
                                                                   =======       ========

------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Accrued payroll and other employee payables                        $ 6,609       $ 5,454
Accrued Pension Cost                                                35,108        10,275
On-hand operations funding from associate companies:
               North Atlantic Energy Corporation                       559         1,142
               The Connecticut Light & Power Company                    63           129
On-hand operations funding from non-associate companies                932         1,904
                                                                   -------       -------
                                           TOTAL                   $43,271       $18,904
                                                                   =======       =======


         ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                    For the Year Ended December 31, 2002

                                SCHEDULE XIV

                        NOTES TO FINANCIAL STATEMENTS
                        -----------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General
     North Atlantic Energy Service Corporation (NAESCO or the company), is a wholly owned subsidiary of Northeast Utilities (NU) and had operational responsibility for the Seabrook Station nuclear unit until the sale of Seabrook on November 1, 2002. The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), North Atlantic Energy Corporation (NAEC), Holyoke Water Power Company, and Yankee Energy System, Inc. are the operating companies comprising the Northeast Utilities system and are also wholly owned by NU.

     On November 1, 2002, CL&P and NAEC consummated the sale of their 40.04 percent combined ownership interest in Seabrook to a subsidiary of the FPL Group, Inc. (FPL). CL&P, NAEC and certain other of the joint owners collectively sold 88.2 percent of Seabrook to FPL. Until the sale of Seabrook on November 1, 2002, NAESCO had operational responsibility for Seabrook. NAEC previously sold all of its entitlement to the capacity and output of Seabrook to PSNH under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contracts). As part of the sale, FPL assumed responsibility for decommissioning Seabrook.

     Several wholly owned subsidiaries of NU provide support services for NU's companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to NU's companies.

     The financial statements reflect expenses associated with managing, operating, and maintaining Seabrook, excluding decommissioning costs, property taxes, amortization of nuclear fuel, reserves, and book depreciation. These expenses were recorded by the joint owners of Seabrook.

     Public Utility Regulation
     NU is registered with the Securities and Exchange Commission as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and NU, including NAESCO, is subject to the provisions of the 1935 Act.

2.   PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Pension Benefits: NAESCO participates in a uniform noncontributory defined benefit retirement plan (Plan) covering substantially all regular NU employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. Pre-tax pension expense was $5.1 million in 2002 and $3.2 million in 2001. The 2002 amount excludes curtailment income of $29.1 million.

     On November 1, 2002, CL&P, NAEC and certain other joint owners consummated the sale of their ownership interests in Seabrook to a subsidiary of FPL. NAESCO, a wholly owned subsidiary of NU, ceased having operational responsibility for Seabrook at that time. NAESCO employees were transferred to FPL, which significantly reduced the expected service lives of NAESCO employees who participated in the Plan. As a result, NAESCO recorded pension curtailment income of $29.1 million in 2002. As the curtailment related to the operation of Seabrook, NAESCO credited the joint owners of Seabrook with this amount.

     Postretirement Benefits Other Than Pensions (PBOP): NU's subsidiaries, including NAESCO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from NU who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the estimated work life of the employee. NU's companies annually fund postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax-deductible.

     In 2002, NAESCO recorded PBOP special termination benefits income of $1.2 million related to the sale of Seabrook.

     In 2002, the PBOP plan was amended to change the claims experience basis, to increase minimum retiree contributions and to reduce the cap on the company's subsidy to the dental plan. These amendments resulted in a $2.8 million decrease in NAESCO's benefit obligation under the PBOP plan at December 31, 2002.

     The following table represents information on the plans' benefit obligation, fair value of plan assets and the respective plans' funded status.

     --------------------------------------------------------------------------------------
                                                            At December 31,
     --------------------------------------------------------------------------------------
                                             Pension Benefits     Postretirement Benefits
     --------------------------------------------------------------------------------------
     (Millions of Dollars)                   2002        2001        2002          2001
     --------------------------------------------------------------------------------------
     Change in benefit obligation
     Benefit obligation
       at beginning of year..............  $(99.6)     $(86.5)      $(14.7)      $(11.7)
     Service cost........................    (5.1)       (4.5)        (0.7)        (0.7)
     Interest cost.......................    (7.3)       (6.6)        (1.1)        (1.0)
     Plan amendment......................    (0.2)         -           2.8           -
     Transfers...........................    (0.1)        0.1           -            -
     Actuarial loss......................   (12.1)       (3.8)        (2.3)        (2.9)
     Benefits paid - excluding lump
       sum payments......................     1.7         1.6          1.3          1.6
     Benefits paid - lump sum payments...      -          0.1           -            -
     Curtailments and settlements........    44.5          -           3.4           -
     --------------------------------------------------------------------------------------
     Benefit obligation
       at end of year....................  $(78.2)     $(99.6)      $(11.3)      $(14.7)
     --------------------------------------------------------------------------------------
     Change in plan assets
     Fair value of plan assets
       at beginning of year..............  $ 65.3      $ 70.3       $  7.8       $  9.0
     Actual return on plan assets........    (7.2)       (3.2)        (0.7)        (0.8)
     Employer contribution...............      -           -           1.5          1.2
     Benefits paid - excluding lump
       sum payments......................    (1.7)       (1.6)        (1.3)        (1.6)
     Benefits paid - lump sum payments...      -         (0.1)          -            -
     Transfers...........................     0.1        (0.1)          -            -
     --------------------------------------------------------------------------------------
     Fair value of plan assets
       at end of year....................  $ 56.5      $ 65.3       $  7.3       $  7.8
     --------------------------------------------------------------------------------------
     Funded status at December 31........  $(21.7)     $(34.3)      $ (4.0)      $ (6.9)
     Unrecognized transition obligation..      -          0.5           -           1.7
     Unrecognized prior service cost.....      -          6.7           -            -
     Unrecognized net loss/(gain)........    11.4        (8.0)         5.2          5.2
     --------------------------------------------------------------------------------------
     Prepaid/(accrued) benefit cost......  $(10.3)     $(35.1)      $  1.2       $   -
     --------------------------------------------------------------------------------------

     The following actuarial assumptions were used in calculating the plans' year end funded status:

     --------------------------------------------------------------------------------------
                                                            At December 31,
     --------------------------------------------------------------------------------------
                                             Pension Benefits     Postretirement Benefits
                                             2002        2001        2002          2001
     --------------------------------------------------------------------------------------
     Discount rate.......................    6.75%       7.25%       6.75%         7.25%
     Compensation/progression rate.......    4.00%       4.25%       4.00%         4.25%
     Health care cost trend rate (a).....     N/A         N/A       10.00%        10.00%
     --------------------------------------------------------------------------------------

     (a) The annual per capita cost of covered health care benefits was assumed to decrease to 5.00 percent by 2007.

     The components of net periodic benefit (credit)/cost are:

     --------------------------------------------------------------------------------------
                                                   For the Years Ended December 31,
     --------------------------------------------------------------------------------------
                                             Pension Benefits     Postretirement Benefits
     --------------------------------------------------------------------------------------
     (Millions of Dollars)                   2002        2001        2002          2001
     --------------------------------------------------------------------------------------
     Service cost........................  $  5.1       $ 4.5       $ 0.7         $ 0.7
     Interest cost.......................     7.3         6.6         1.1           1.0
     Expected return on plan assets......    (6.8)       (6.8)       (0.7)         (0.8)
     Amortization of unrecognized net
       transition (asset)/obligation.....      -           -          0.1           0.2
     Amortization of prior service cost..     0.7         0.7          -             -
     Amortization of net gain............    (1.2)       (1.8)         -             -
     Other amortization, net.............      -           -          0.3           0.1
     --------------------------------------------------------------------------------------
     Net periodic expense - before
       curtailments and special
       termination benefits..............     5.1         3.2         1.5           1.2
     --------------------------------------------------------------------------------------
     Curtailment income..................   (29.1)         -           -             -
     Special termination benefits income.      -           -         (1.2)           -
     --------------------------------------------------------------------------------------
     Total - curtailments and special
       termination benefits..............   (29.1)         -         (1.2)           -
     --------------------------------------------------------------------------------------
     Total - net periodic
       (income)/expense..................  $(24.0)      $ 3.2       $ 0.3         $ 1.2
     --------------------------------------------------------------------------------------

     For calculating pension and postretirement benefit costs, the following assumptions were used:

     --------------------------------------------------------------------------------------
                                                   For the Years Ended December 31,
     --------------------------------------------------------------------------------------
                                             Pension Benefits     Postretirement Benefits
     --------------------------------------------------------------------------------------
                                             2002        2001        2002          2001
     --------------------------------------------------------------------------------------
     Discount rate.......................    7.25%       7.50%       7.25%         7.50%
     Expected long-term rate of return...    9.25%       9.50%        N/A           N/A
     Compensation/ progression rate......    4.25%       4.50%       4.25%         4.50%
      Long-term rate of return -
       Health assets, net of tax.........     N/A         N/A        7.25%         7.50%
       Life assets.......................     N/A         N/A        9.25%         9.50%
     --------------------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

     --------------------------------------------------------------------------
                                             One Percentage     One Percentage
     (Millions of Dollars)                   Point Increase     Point Decrease
     --------------------------------------------------------------------------
     Effect on total service and
       interest cost components..........        $  -                $  -
     Effect on postretirement
       benefit obligation................        $ 0.3               $(0.3)
     --------------------------------------------------------------------------

     Currently, NAESCO's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

     Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

     The trust holding the health plan assets is subject to federal income taxes.

3.   LEASES

     NAESCO has entered into operating lease agreements for the use of data processing and office equipment, vehicles and offsite facilities. The provisions of these lease agreements generally provide for renewal options. The company has no noncancelable leases. Operating lease rental payments charged to expense in 2002 and 2001 were $0.8 million and $1.3 million, respectively.

                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                FOR THE YEAR ENDED DECEMBER 31, 2002

                                            SCHEDULE XV

                                    COMPARATIVE INCOME STATEMENT

------------------------------------------------------------------------------------------------
  ACCOUNT         DESCRIPTION                                      2002          2001
------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
           INCOME
           ------
    457    Services rendered to associate companies             $ 67,833      $ 62,239
    458    Services rendered to nonassociate companies           101,531        93,197
    421    Miscellaneous income or loss                               40           158
                                                                --------      --------
                                      Total Income              $169,404      $155,594
                                                                ========      ========

           EXPENSE
           -------
  Nuclear Power Expenses
    517    Operation Supervision and Engineering                $ 21,670      $ 24,553
    518    Nuclear Fuel Expense                                    7,209         8,243
    519    Coolants and Water                                      2,232         2,257
    520    Steam Expenses                                         20,982        18,630
    523    Electric Expenses                                         612           105
    524    Miscellaneous Nuclear Power Expenses                   31,051        29,409
    528    Maintenance Supervision and Engineering                12,965        11,370
    529    Maintenance of Structures                               3,121         2,933
    530    Maintenance of Reactor Plant Equipment                 20,881         8,532
    531    Maintenance of Electric Plant                          17,464        13,950
    532    Maintenance of Miscellaneous Nuclear Plant                454           510
  Transmission Expenses
    570    Maintenance of Station Equipment                          601           329
  Administrative and General Expenses
    920    Salaries and wages                                      3,818         6,107
    921    Office supplies and expenses                              398            88
    923    Outside services employed                               1,621         1,937
    924    Property insurance                                        355           186
    925    Injuries and damages                                    1,210           409
    926    Employee pensions and benefits                         16,844        19,600
    928    Regulatory commission expense                               3             5
    930.1  General advertising expenses                                3            13
    930.2  Miscellaneous general expenses                             10            54
    931    Rents                                                     149           532
    935    Maintenance of structures and equipment                    39           454
  All other expenses
    408    Taxes other than income taxes                           5,037         4,821
    409    Income taxes                                             (224)          280
    410    Provision for deferred income taxes                       303           130
    411    Provision for deferred income taxes-credit               (433)         (718)
    426.1  Donations                                                  71            84
    426.5  Other deductions                                          937           667
    431    Other interest expense                                     21           123
                                                                --------      --------
                                      Total Expense              169,404       155,593
                                                                --------      --------
                          Net Income                            $   -         $      1
                                                                ========      ========


           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 2002

                                 ANALYSIS OF BILLING

                                 ASSOCIATE COMPANIES
                                     ACCOUNT 457

--------------------------------------------------------------------------------------
                                     DIRECT     INDIRECT    COMPENSATION    TOTAL
                                      COSTS      COSTS        FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY            CHARGED    CHARGED      OF CAPITAL     BILLED
--------------------------------------------------------------------------------------
                                                (Thousands of Dollars)

                                     457-1       457-2         457-3
                                 --------------------------------------------------
The Connecticut Light and
  Power Company                  $     6,875   $      -      $     -     $    6,875
North Atlantic Energy
  Corporation                         60,958          -            -         60,958
                                 -----------   ------------  ----------  ----------
                   TOTAL         $    67,833   $      -      $     -     $   67,833
                                 ===========   ============  ==========  ==========


                        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                     For the Year Ended December 31, 2002

                                             ANALYSIS OF BILLING

                                           NONASSOCIATE COMPANIES
                                                 ACCOUNT 458

------------------------------------------------------------------------------------------------------------------
                                       DIRECT     INDIRECT   COMPENSATION                EXCESS       TOTAL
                                       COSTS       COSTS       FOR USE      TOTAL          OR         AMOUNT
NAME OF NONASSOCIATE COMPANY          CHARGED     CHARGED     OF CAPITAL    COSTS      DEFICIENCY     BILLED
------------------------------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

                                       458-1       458-2       458-3                     458-4
                                    ------------ ----------------------- ------------ ------------ ------------
Canal Electric Company              $    5,966   $          $            $    5,966   $            $     5,966
Great Bay Power Corporation             20,545                               20,545                     20,545
Hudson Light & Power Dept.                 131                                  131                        131
Little Bay Power Corporation             4,911                                4,911                      4,911
Massachusetts Municipal Wholesale
    Electric Company                    19,632                               19,632                     19,632
New England Power Company               16,862                               16,862                     16,862
New Hampshire Electric Coop.             3,681                                3,681                      3,681
Taunton Municipal Lighting Plant           170                                  170                        170
United Illuminating Company             29,633                               29,633                     29,633
                                    ----------   ---------  -----------  ----------   -----------  -----------
                                    $  101,531   $    -     $      -     $  101,531   $      -     $   101,531
                                    ==========   =========  ===========  ==========   ===========  ===========

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

The Company acts as agent in operating Seabrook Station for the nonassociate companies.


                                               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                                                        For the Year Ended December 31, 2002

                                                                   SCHEDULE XVI
                                                         ANALYSIS OF CHARGES FOR SERVICE
                                                      ASSOCIATE AND NONASSOCIATE COMPANIES

-----------------------------------------------------------------------------------------------------------------------------------
                                            ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                            -------------------------    ----------------------------   -------------------------
ACCOUNT                                      DIRECT  INDIRECT             DIRECT    INDIRECT              DIRECT  INDIRECT
NUMBER       DESCRIPTION OF ITEMS             COST     COST    TOTAL       COST       COST     TOTAL       COST     COST    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              (Thousands of Dollars)
Nuclear Power Expenses
517   OPERATION SUPERVISION
        AND ENGINEERING                     $ 8,679    $ -     $ 8,679   $ 12,991    $ -      $ 12,991   $ 21,670  $  -   $ 21,670
518   NUCLEAR FUEL DISPOSAL                   2,887      -       2,887      4,322      -         4,322      7,209     -      7,209
519   COOLANTS AND WATER                        894      -         894      1,338      -         1,338      2,232     -      2,232
520   STEAM EXPENSES                          8,404      -       8,404     12,578      -        12,578     20,982     -     20,982
523   ELECTRIC EXPENSES                         245      -         245        367      -           367        612     -        612
524   MISCELLANEOUS NUCLEAR POWER
        EXPENSES                             12,437      -      12,437     18,614      -        18,614     31,051     -     31,051
528   MAINTENANCE SUPERVISION AND
        ENGINEERING                           5,193      -       5,193      7,772      -         7,772     12,965     -     12,965
529   MAINTENANCE - STRUCTURES                1,250      -       1,250      1,871      -         1,871      3,121     -      3,121
530   MAINTENANCE - REACTOR PLANT
        EQUIPMENT                             8,363      -       8,363     12,518      -        12,518     20,881     -     20,881
531   MAINTENANCE - ELECTRIC PLANT            6,995      -       6,995     10,469      -        10,469     17,464     -     17,464
532   MAINTENANCE - MISCELLANEOUS
        NUCLEAR PLANT                           182      -         182        272      -           272        454     -        454
Transmission Expenses
570   MAINTENANCE OF STATION EQUIPMENT          241      -         241        360      -           360        601     -        601
Administrative and General Expenses
920   SALARIES AND WAGES                      1,529      -       1,529      2,289      -         2,289      3,818     -      3,818
921   OFFICE SUPPLIES AND EXPENSES              159      -         159        239      -           239        398     -        398
923   OUTSIDE SERVICES EMPLOYED                 649      -         649        971      -           971      1,620     -      1,620
924   PROPERTY INSURANCE                        142      -         142        213      -           213        355     -        355
925   INJURIES AND DAMAGES                      485      -         485        725      -           725      1,210     -      1,210
926   EMPLOYEE PENSIONS AND BENEFITS          6,746      -       6,746     10,098      -        10,098     16,844     -     16,844
928   REGULATORY COMMISSION EXPENSE               1      -           1          2      -             2          3     -          3
930.1 GENERAL ADVERTISING EXPENSES                1      -           1          2      -             2          3     -          3
930.2 MISCELLANEOUS GENERAL EXPENSES              4      -           4          6      -             6         10     -         10
931   RENTS                                      60      -          60         89      -            89        149     -        149
935   MAINTENANCE - STRUCTURES
        AND EQUIPMENT                            16      -          16         23      -            23         39     -         39
All other expenses                                       -                             -
408   TAXES OTHER THAN INCOME TAXES           2,018      -       2,018      3,020      -         3,020      5,038     -      5,038
409   INCOME TAXES                              (90)     -         (90)      (134)     -          (134)      (224)    -       (224)
410   PROVISION FOR DEFERRED INCOME TAXES       121      -         121        182      -           182        303     -        303
411   PROVISION FOR DEFERRED INCOME TAXES-CR   (173)     -        (173)      (260)     -          (260)      (433)    -       (433)
426.1 DONATIONS                                  28      -          28         43      -            43         71     -         71
426.5 OTHER DEDUCTIONS                          375      -         375        562      -           562        937     -        937
431   OTHER INTEREST EXPENSE                      8      -           8         13      -            13         21     -         21
                                            -------    -----   ------  ----------    -----    --------   --------  ------ --------
                        TOTAL EXPENSES =    $67,849      -      67,849    101,555      -       101,555    169,404     -    169,404

421   MISCELLANEOUS INCOME - CREDIT             (16)     -         (16)       (24)     -           (24)       (40)    -        (40)
      NET INCOME                               -                  -          -                    -          -               -
                                            -------    -----   -------   --------    -----    --------   --------  ------ --------
           TOTAL COST OF SERVICE =          $67,833    $ -     $67,833   $101,531    $ -      $101,531   $169,364  $  -   $169,364
                                            =======    =====   =======   ========    =====    ========   ========  ====== ========

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                                           SCHEDULE XVII
                               SCHEDULE OF EXPENSE DISTRIBUTION BY
                                  DEPARTMENT OR SERVICE FUNCTION

---------------------------------------------------------------------------------------------------
                                                                                   SERVICE FUNCTION
                                                                                   ----------------
ACCOUNT                                                       TOTAL                   SEABROOK
NUMBER            DESCRIPTION OF ITEMS                       AMOUNT     OVERHEAD      STATION
---------------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
Nuclear Power Expenses
517    OPERATION SUPERVISION AND ENGINEERING              $   21,670  $      -     $    21,670
518    NUCLEAR FUEL DISPOSAL                                   7,209         -           7,209
519    COOLANTS AND WATER                                      2,232         -           2,232
520    STEAM EXPENSES                                         20,982         -          20,982
523    ELECTRIC EXPENSES                                         612         -             612
524    MISCELLANEOUS NUCLEAR POWER EXPENSES                   31,051         -          31,051
528    MAINTENANCE SUPERVISION AND ENGINEERING                12,965         -          12,965
529    MAINTENANCE OF STRUCTURES                               3,121         -           3,121
530    MAINTENANCE OF REACTOR PLANT EQUIPMENT                 20,881         -          20,881
531    MAINTENANCE OF ELECTRIC PLANT                          17,464         -          17,464
532    MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT                454         -             454
Transmission Expenses
570    MAINTENANCE OF STATION EQUIPMENT                          601         -             601
Administrative and General Expenses
920    SALARIES AND WAGES                                      3,818         -           3,818
921    OFFICE SUPPLIES AND EXPENSES                              398         -             398
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                 -           -             -
923    OUTSIDE SERVICES EMPLOYED                               1,621         -           1,621
924    PROPERTY INSURANCE                                        355         -             355
925    INJURIES AND DAMAGES                                    1,210         -           1,210
926    EMPLOYEE PENSIONS AND BENEFITS                         16,844         -          16,844
928    REGULATORY COMMISSION EXPENSE                               3         -               3
930.1  GENERAL ADVERTISING EXPENSES                                3         -               3
930.2  MISCELLANEOUS GENERAL EXPENSES                             10         -              10
931    RENTS                                                     149         -             149
935    MAINTENANCE OF GENERAL PLANT                               39         -              39
All other expenses
408    TAXES OTHER THAN INCOME TAXES                           5,037         -           5,037
409    INCOME TAXES                                             (224)        -            (224)
410    PROVISION FOR DEFERRED INCOME TAXES                       303         -             303
411    PROVISION FOR DEFERRED INCOME TAXES-CREDIT               (433)        -            (433)
426.1  DONATIONS                                                  71         -              71
426.5  OTHER DEDUCTIONS                                          937         -             937
431    OTHER INTEREST EXPENSE                                     21         -              21
                                                          ----------  -----------  -----------
                              TOTAL EXPENSES              $  169,404  $      -     $   169,404
                                                          ==========  ===========  ============

       INSTRUCTIONS:  Indicate each department or service function. (See
                      Instruction 01-3 General Structure of Accounting System:
                      Uniform System of Accounts)




                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                                           SCHEDULE XVII
                                           -------------

                                     KEYS FOR SERVICE FUNCTIONS
                                     --------------------------

KEYS                                      SERVICE FUNCTION
----                                      -----------------

            The individual unit for which NAESCO provides service is listed separately on Page 24.




                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                                 DEPARTMENTAL ANALYSIS OF SALARIES
                                 ---------------------------------

                                   DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT               INCLUDED IN AMOUNTS BILLED TO              NUMBER OF
------------------      -------------------------------------------------   PERSONNEL
Indicate each dept.      TOTAL       PARENT       OTHER          NON           END
or service function.     AMOUNT     COMPANY     ASSOCIATES    ASSOCIATES     OF YEAR
--------------------    -------------------------------------------------   ----------
                                      (Thousands of Dollars)
SEABROOK STATION       $ 57,044    $    -       $ 22,847      $ 34,197           -
                       --------    ---------    --------      --------         -----

                       $ 57,044    $    -       $ 22,847      $ 34,197           -
                       ========    =========    ========      ========         =====


                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                                      OUTSIDE SERVICES EMPLOYED


INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

------------------------------------------------------------------------------------------------
                                                              RELATIONSHIP
                                                             "A"-ASSOCIATE
                                                                "NA"-NON
FROM WHOM PURCHASED                                            ASSOCIATE        AMOUNT
------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
COMPUTER AND COMMUNICATION SERVICES
-----------------------------------

CNEX                                                              NA           $    172

Northeast Utilities Service Company                                A              1,745

TRS                                                               NA                165

Miscellaneous (19 payees)                                         NA                370
                                                                               --------
             TOTAL COMPUTER SERVICES                                           $  2,452
                                                                               --------

ENGINEERING SERVICES
--------------------

Altran Corporation                                                NA           $    302

Duke Engineering & Services, Inc.                                 NA                983

Michael L. Ewald                                                  NA                140

Northeast Utilities Service Company                                A                  1

NUCON Engineering Associates, Inc.                                NA                533

Structural Integrity Assoc. Inc.                                  NA                117

Washington Group, Inc.                                            NA                331

Westinghouse Electric Company                                     NA                830

Miscellaneous (24 payees)                                         NA                683
                                                                               --------
             TOTAL ENGINEERING SERVICES                                        $  3,920
                                                                               --------

LEGAL SERVICES
--------------

Brown Rudnick Berlack Israels                                     NA           $  1,311

Northeast Utilities Service Company                                A                272

Prime, Buchholz & Associates Inc.                                 NA                116

Sheehan, Phinney, Bass & Green                                    NA                135

State of New Hampshire Public Utilities Commission                NA                362

Miscellaneous (10 payees)                                         NA                141
                                                                               --------
             TOTAL LEGAL SERVICES                                              $  2,337
                                                                               --------

SECURITY SERVICES
-----------------

Burns International Security Services                             NA           $  6,040

Miscellaneous (14 payees)                                         NA                160
                                                                               --------
             TOTAL SECURITY SERVICES                                           $  6,200
                                                                               --------

OTHER SERVICES
--------------

Adecco Employment Services                                        NA           $   199

Christine M. Fahnestock                                           NA               103

Concord Personnel Services Inc.                                   NA               103

Deutsche Investment Management Americas Inc.                      NA               130

Equinox Health and Healing                                        NA               244

JP Morgan                                                         NA               119

Normandeau Associates, Inc.                                       NA               717

Northeast Utilities Service Company                                A             2,273

Public Service Company of New Hampshire                            A               254

Resource Management Consulting                                    NA               119

The Winn Company                                                  NA               181

United States Nuclear Regulatory Commission                       NA               633

Miscellaneous (682 payees)                                        NA             2,968
                                                                               -------
             TOTAL OTHER SERVICES                                                8,043
                                                                               -------
             GRAND TOTAL OUTSIDE SERVICES EMPLOYED                             $22,952
                                                                               =======


                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                                      OUTSIDE SERVICES EMPLOYED

------------------------------------------------------------------------------------------------
FROM WHOM PURCHASED                    DESCRIPTION OF SERVICES
------------------------------------------------------------------------------------------------
COMPUTER AND COMMUNICATION SERVICES
-----------------------------------

CNEX
             Provides computer based asset divestiture information services.

Northeast Utilities Service Company
             See note Page 27e.

TRS
             Provides computer consulting services.

ENGINEERING SERVICES
---------------------

Altran Corporation
             Provides engineering services.

Duke Engineering & Services, Inc.
             Provides engineering services.

Michael L. Ewald
             Provides engineering services.

Northeast Utilities Service Company
             See note Page 27e.

NUCON Engineering Associates, Inc.
             Provides temporary, technical manpower.

Structural Integrity Assoc. Inc.
             Provides engineering services.

Washington Group, Inc.
             Provides engineering services.

Westinghouse Electric Company
             Provides engineering, technical, and site services.


LEGAL SERVICES
--------------

Brown Rudnick Berlack Israels
             Provides legal services.

Northeast Utilities Service Company
             See note Page 27e.

Prime Bucholz & Associates, Inc.
             Provides legal services.

Sheehan, Phinney, Bass & Green
             Provides legal services.

State of New Hampshire Public Utilities Commission
             Provides legal services.


SECURITY SERVICES
------------------

Burns International Security Services
             Provides security services for baseline security support.


OTHER SERVICES
---------------

Adecco Employment Services
             Provides temporary, technical manpower.

Christine M. Fahnestock
             Provides performance monitoring, trending, and/or improvement services.

Concord Personnel Services Inc.
             Provides temporary manpower.

Deutsche Investment Management Americas Inc.
             Provides financial services.

Equinox Health and Healing
             Provides site occupational health services and medical consultation for NRC required programs.

JP Morgan
             Provides financial services.

Normandeau Associates, Inc.
             Provides environmental monitoring services.

Northeast Utilities Service Company
             See note Page 27e.


Public Service Company of New Hampshire
             Provides worker's compensation administration, facilities, and miscellaneous services.

Resource Management Consulting
             Provides consulting services.

The Winn Company
             Provides consulting services.

United States Nuclear Regulatory Commission
             Provides routine/reactive inspections.


Note:

Northeast Utilities Service Company
 Provides centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing and other services.


                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                                    EMPLOYEE PENSIONS AND BENEFITS
                                               ACCOUNT 926


INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be limited to $25,000.

--------------------------------------------------------------------------------------
                DESCRIPTION                                     AMOUNT
--------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
Pension Plan                                                   $ 3,839
Incentive Goals Plan                                             4,906
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                                 4,781
FAS 106 VEBA Funding                                             1,247
Supplemental and Early Retirement Plans                          1,215
Education                                                          109
Employee Stock Option Plan                                         904
Other Employee Benefits Expenses (credits)                        (157)
                                                               -------
                                            TOTAL              $16,844
                                                               ========



           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                       For the Year Ended December 31, 2002

                            GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------
         DESCRIPTION                 NAME OF PAYEE             AMOUNT
-------------------------------------------------------------------------------
                                                            (Thousands of
                                                               Dollars)

Miscellaneous (1 item)                                          $  3
                                                                ----
                                                    TOTAL       $  3
                                                                ====




           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                       For the Year Ended December 31, 2002


                          MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b)
               (2)) shall be separately classified.

-------------------------------------------------------------------------------
                  DESCRIPTION                                     AMOUNT
-------------------------------------------------------------------------------
                                                                (Thousands
                                                                of Dollars)

Employee Services                                                   $ 4
Service Awards                                                        5
Brochures                                                             1
                                                                    ---
                                                        TOTAL       $10
                                                                    ===





           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 2002

                                        RENTS


INSTRUCTIONS:  Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

-------------------------------------------------------------------------------
              TYPE OF PROPERTY                                AMOUNT
-------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

Computers/Data processing equipment                           $  53

Vehicles                                                        654

Buildings                                                       117

Equipment and other                                             (21)

                                                               ----
                                            TOTAL              $803
                                                               ====



           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 2002

                            TAXES OTHER THAN INCOME TAXES
                                     ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes." Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------
           KIND OF TAX                                 AMOUNT
-------------------------------------------------------------------------
                                               (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Insurance Premium Excise Tax                      $     3
    Property Tax                                           21
    State Unemployment Tax                                  9
    Connecticut Sales Tax                                   5
    State Business Tax                                    441
                                                       ------
               Sub-Total                               $  479
                                                       ------

(2) U.S. Government Taxes:

    Federal Unemployment Tax                           $   45
    Medicare Tax                                          899
    Federal Insurance Contribution Act                  3,614
                                                       ------
               Sub-Total                                4,558
                                                       ------
                                           TOTAL       $5,037
                                                       ======

                   ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                For the Year Ended December 31, 2002

                                            DONATIONS
                                          ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

----------------------------------------------------------------------------------------------
            NAME OF RECIPIENT            PURPOSE OF DONATION                      AMOUNT
----------------------------------------------------------------------------------------------
                                                                               (Thousands
                                                                               of Dollars)
New Hampshire Seacoast United Way        Charitable contribution                  $ 63

Miscellaneous (8 items)                  Charitable contributions                    8
                                                                                  ----
                                                        TOTAL                     $ 71
                                                                                  ====




           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 2002

                                 OTHER DEDUCTIONS
                                  ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

-------------------------------------------------------------------------------
             DESCRIPTION             NAME OF PAYEE                  AMOUNT
-------------------------------------------------------------------------------
                                                                  (Thousands
                                                                  of Dollars)

Political activities                 S&H/Murphy, Inc.                $ 15
                                     Thelen Reid Priest                 4
                                     Employees                         33

Executive Incentive Compensation     Various                          885
                                                                     ----
                                                TOTAL                $937
                                                                     ====



           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 2002

                                     SCHEDULE XVIII

                             NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



See Notes to Financial Statements on pages 19A through 19E




           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                    ORGANIZATION CHART AS OF DECEMBER 31, 2002



                                  President and
                                  Chief Executive
                                  Officer


On November 1, 2002, CL&P and NAEC consummated the sale of their 40.04 percent combined ownership interest in Seabrook to a subsidiary of FPL Group, Inc.




                NORTH ATLANTIC ENERGY SERVICE CORPORATION

                            METHODS OF ALLOCATION

                   For the year ended December 31, 2002



METHODS OF ALLOCATION
---------------------

All costs are specific to Seabrook Station and are direct charges.




           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                         For the Year Ended December 31, 2002



Expenses of Seabrook Station are funded in advance. Therefore, there are no charges for use of capital.





           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                 SIGNATURE CLAUSE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned office thereunto duly authorized.

                     NORTH ATLANTIC ENERGY SERVICE CORPORATION
                     -----------------------------------------
                            (Name of Reporting Company)


                By:  /s/ John P. Stack
                     --------------------------------------------------------
                                  (Signature of Signing Officer)


                    John P. Stack - Vice President, Accounting and Controller
                    ----------------------------------------------------------
                          (Printed Name and Title of Signing Officer)


                   Date:  April 30, 2003
                          --------------